SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated September 12, 2006, of Director/PDMR Shareholding

SCOTTISH POWER PLC

NOTIFICATION OF TRANSACTION OF PERSON DISCHARGING MANAGERIAL RESPONSIBILITY

Own name - dividend reinvestment

Scottish Power plc ("the Company") announces that on 29 June 2006, the following
PDMR, automatically reinvested his dividend in shares held under his own name.
The Shares were purchased/allocated at GBP5.91 per share under the terms of the
Scottish Power plc Dividend Reinvestment Plan.  As a result of this award, the
Company was notified today, that the individual's interest in the ordinary share capital of Scottish Power plc has increased as shown below.

                                Shares awarded under the         Total Interest in Ordinary Shares of 42p each
                                Scottish Power plc Dividend      following this notification*
                                Reinvestment Plan

                                Ordinary Shares of 42p
Stephen Dunn                    119                               24,915

* Less than 1% of the issued share capital

Sheelagh Duffield, Company Secretary

Telephone: 0141 636 4544

12 September 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: September 12, 2006	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary